UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025
Commission File Number: 001-35617

Sandstorm Gold Ltd.
(Translation of registrant’s name into English)

Suite 3200 - 733 Seymour Street
Vancouver, British Columbia
V6B 0S6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒

Explanatory Note

Sandstorm Gold Ltd. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to replace certain schedules to Exhibit 99.1 (Combined Notice of Annual General and Special Meeting of Shareholders/Management Information Circular, dated April 9, 2025) to its Report on Form 6-K (the “Circular”) which was originally filed with the Securities and Exchange Commission on April 22, 2025 (the “Original Report”) to provide clarifying amendments to the Company’s Amended and Restated Stock Option Plan (Schedule “A” to the Circular), Restricted Share Plan (Schedule “B” to the Circular), and Performance Share Plan (Schedule “C” to the Circular). This Amendment No. 1 amends the Circular filed as Exhibit 99.1 to the Original Report to replace (a) the Company’s Amended and Restated Stock Option Plan originally attached as Schedule “A” to the Circular with Exhibit 99.1 to this Amendment No. 1; (b) the Company’s Restricted Share Plan originally attached as Schedule “B”
to the Circular with Exhibit 99.2 to this Amendment No. 1; and (c) the Company’s Performance Share Plan attached as Schedule “C” to the Circular with Exhibit 99.3 to this Amendment No. 1. No other changes were made to the Original Report, or to the exhibits attached thereto.

Incorporation By Reference

Exhibit 99.1 (Amended and Restated Stock Option Plan), Exhibit 99.2 (Restricted Share Plan), and Exhibit 99.3 (Performance Share Plan) to this Report on Form 6-K/A of Sandstorm Gold Ltd. are each deemed to be filed and incorporated by reference into this report and are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-283100), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended and Restated Stock Option Plan

99.2	Restricted Share Plan

99.3	Performance Share Plan

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: May 12, 2025	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer